March 30, 1999


VIA FACSIMILE AND
ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-5
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Sonia Galindo, Esq.

           Re:  Saba Petroleum Company
                Withdrawal of Registration Statement on Form S-1
                Registration No. 333-45023

Ladies and Gentlemen:

       It is hereby requested that the Registration Statement on Form S-1 of Saba Petroleum Company (the "Company") (Registration No. 333-45023) be withdrawn pursuant to Rule 477(a) of the
Securities Act of 1933.   The Registration Statement is being
withdrawn on the grounds that the Company has merged with and into Greka Energy Corporation (formerly Horizontal Ventures, Inc.) and Greka Energy Corporation has assumed the obligations relating to the securities that were the subject of the Registration Statement.

       Thank you in advance for your assistance in this matter.
Please call the undersigned at (212) 218-4680 if you have any questions or require additional information concerning this matter.

                                   Very truly yours,

                                   GREKA ENERGY CORPORATION


                                      /s/ Randeep S. Grewal
                                   By:______________________
                                      Randeep S. Grewal,
                                      Chief Executive Officer